Putnam Management

100 Federal Street

Boston, MA 02110

August 13, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mindy Rotter

Re: Comments on public filings with the Securities and Exchange Commission (the “Commission”) for registered investment companies (the “Funds”) sponsored by Putnam Investment Management, LLC (“Putnam Management”)

Dear Ms. Rotter:

This letter responds to the comments that you provided telephonically to representatives of Putnam Management on behalf of the staff of the Commission (the “Staff”) on July 16, 2021 regarding various of the Funds’ filings with the Commission. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.	Comment: The Staff notes that, for each Fund that has merged or liquidated, the Fund’s status on EDGAR should be changed from active to inactive.

Response: We confirm that each Fund that has merged or liquidated will have its status on EDGAR changed from active to inactive. For each Fund that is a series of a registered investment company, this typically occurs after the Fund has made its final Form N-CEN filing. For each Fund that is a registered investment company, this typically occurs after the Fund has submitted an application for deregistration as an investment company on Form N-8F, an order under section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) has been issued declaring that the Fund is no longer an investment company, and the Fund has made its final Form N-CEN filing.

2.	Comment: The Staff requests an explanation for how the benchmark index for Putnam VT George Putnam Balanced Fund satisfies the Form N-1A requirement for an “appropriate broad-based securities market index” including being administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

Response: The primary benchmark index for Putnam VT George Putnam Balanced Fund is the George Putnam Balanced Index, an unmanaged index, 60% of which is based on the S&P 500 Index and 40% of which is based on the Bloomberg Barclays U.S. Aggregate Bond Index. The S&P 500 Index is a widely recognized and used unmanaged index of large U.S. company stocks, administered by S&P Dow Jones Indices. The

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Bloomberg Barclays U.S. Aggregate Bond Index is a widely recognized and used unmanaged index of U.S. investment-grade fixed-income securities, administered by Bloomberg Barclays. Furthermore, neither S&P Dow Jones Indices nor Bloomberg Barclays is an affiliated person of the Fund, its investment adviser, or its principal underwriter. Putnam Management calculates the George Putnam Balanced Index, using the S&P 500 Index and Bloomberg Barclays U.S. Aggregate Bond Index, as reported by S&P Dow Jones Indices and Bloomberg Barclays, in fixed 60% and 40% portions. Putnam Management does not administer the George Putnam Balanced Index in the sense contemplated by Form N-1A in that it does not determine index constituents or exercise any discretion whatsoever. We believe that the use of a blended index composed, in fixed proportions, of widely recognized and used broad-based securities market indexes administered by unaffiliated organizations satisfies the applicable Form N-1A requirement for an “appropriate broad-based securities market index.” We additionally note that the individual returns for the S&P 500 Index and Bloomberg Barclays U.S. Aggregate Bond Index are presented in both the Fund’s prospectus and shareholder report.

We are not aware of any authoritative guidance from the Commission or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. We also believe that the Fund’s use of a blended index approach is consistent with the limited authoritative guidance from the Commission and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.” The Commission has stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market”1 and that a fund has “a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.”2

3.	Comment: The Staff notes that the “Opinion on the Financial Statements” section of the Report of Independent Registered Public Accounting Firm for Putnam Dynamic Asset Allocation Growth Fund included in the Fund’s annual shareholder report filed on November 23, 2020 incorrectly references “Putnam Dynamic Asset Allocation Fund.”

Response: We confirm that the erroneous reference to “Putnam Dynamic Asset Allocation Fund” will be corrected in the opinion for Putnam Dynamic Asset Allocation Growth Fund included in future filings.

1 Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

2 Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Rel. No. IC-17294 (Jan. 8, 1990).

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4.	Comment: The Staff notes that, with respect to Putnam Government Money Market Fund, the response to Item B.17(f) (“Has the independent public accountant changed since the last filing?”) was marked “N” in the Form N-CEN filed for the Fund on December 3, 2020, yet the Report of Independent Registered Public Accounting Firm and the notes to financial statement included in the Fund’s annual shareholder report filed on November 23, 2020 indicates that there had been a change in the Fund’s independent registered public accountant.

Response: We confirm that a change in independent registered public accountant for Putnam Government Money Market Fund occurred in 2020 and that the most recent Form N-CEN filed for the Fund should have marked “Y” rather than “N” in response to Item B.17(f). We note that an amended Form N-CEN was filed for the Fund on July 27, 2021 to correct this.

5.	Comment: The Staff requests confirmation that, in the Funds’ future annual and semiannual shareholder reports, the footnotes to the table appearing under the caption “Compare expenses using the SEC’s method” will state the specific number of days in the reference period for the relevant Fund as required by Item 27 of Form N-1A.

Response: We confirm that, in the Funds’ future annual and semiannual shareholder reports, the footnotes to the table appearing under the caption “Compare expenses using the SEC’s method” will state the specific number of days in the reference period.

6.	Comment: The Staff requests confirmation of the primary benchmark of Putnam VT Global Asset Allocation Fund. Please consider identifying the primary benchmark of the Fund as such in the Fund’s future annual and semiannual shareholder reports.

Response: The primary benchmark for Putnam VT Global Asset Allocation Fund is the Russell 3000 Index, and the Fund’s secondary benchmark is the Putnam Balanced Blended Index. We anticipate identifying the Russell 3000 Index as the Fund’s primary benchmark in future annual and semiannual shareholder reports.

7.	Comment: For Funds that had exposure to derivatives during a reporting period but do not include a discussion regarding the impact of derivatives on performance in the Management Discussion of Fund Performance (“MDFP”) in the shareholder report covering that period, please explain why such discussion is not included.

Response: The inclusion of a discussion of the impact of derivatives within a Fund’s MDFP is based on whether the Fund’s derivative investments had a significant impact on the Fund’s performance during the period covered by the shareholder report. If one or more of a Fund’s derivative positions are determined to significantly impact the Fund’s performance during the reporting period, they will be discussed in the MDFP. Where a Fund had exposure to derivatives during a reporting period but the MDFP covering that

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period does not discuss the impact of derivatives on the Fund’s performance, we have determined that the Fund’s derivative activity did not have a significant impact on the Fund’s performance for that period.

8.	Comment: With respect to those Funds that made a return of capital distribution during a reporting period, the Staff requests confirmation of the following:
a.	That a discussion of each Fund’s distribution policy will be included in the MDFP covering the reporting period per Item 27(b)(7)(iii) of Form N-1A;
b.	That each Fund has complied with applicable shareholder notice requirements relating to its return of capital under section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 19a-1 thereunder; and
c.	That there are no references to yield or dividends when describing shareholder distributions that may include a return of capital in the Funds’ marketing materials, financial statement disclosure, and/or website disclosure, as those terms may be interpreted as income.

Response:

a.	Item 27(b)(7)(iii) of Form N-1A states: “Discuss the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.” None of the open-end Funds covered by the Staff’s review that made return of capital distributions has policies or practices of maintaining a “specified level of distributions.” As such, we do not believe additional disclosure is required for these Funds pursuant to Item 27(b)(7)(iii).

As for the closed-end Funds covered by the Staff’s review, each of Putnam Master Intermediate Income Trust, Putnam Managed Municipal Income Trust, and Putnam Premier Income Trust use targeted distribution policies, and Putnam Managed Municipal Income Trust has adopted a managed distribution policy in reliance on exemptive relief issued by the Commission on May 14, 2019 (Rel. No. 33474). We confirm that if any of the closed-end Funds makes a return of capital distribution during a reporting period, that Fund will disclose, in its MDFP covering that period, the effect of its policy to maintain a specified level of distributions to shareholders on the Fund’s investment strategies and per share NAV, as well as the extent to which the Fund’s distribution policy resulted in distributions of capital.3

b.	We confirm that each Fund covered by the Staff’s review that made a return of capital distribution during the reporting period complied with applicable

3 See Securities Offering Reform for Closed-End Investment Companies, Rel. No. 33-10771 (Apr. 20, 2020).

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shareholder notice requirements under Section 19(a) under the 1940 Act and Rule 19a-1 thereunder.

c.	We confirm that, when a dividend yield is disclosed in the Funds’ shareholder reports (including financial statements) or any other marketing material or website disclosure, it is described as a “Current Dividend Rate” or “Distribution Rate”, not as yield. Each rate reported in those materials is also accompanied by footnote disclosure substantially in the form of the disclosure below, which makes it clear to shareholders that it may include return of capital distributions (emphasis added):

“Most recent distribution, including any return of capital and excluding capital gains, annualized and divided by share price before or after sales charge at period-end.”

This footnote disclosure was developed as the result of our discussions with the Staff in connection with the Staff’s review of the Funds in 2013.

9.	Comment: The Staff notes that the information provided under the captions “The Fund’s portfolio” and “Forward Currency Contracts” in Putnam High Yield Fund’s annual shareholder report filed on January 26, 2021 are labeled as “unaudited.” Please explain why they are so labeled.

Response: The information provided under the captions “The fund’s portfolio” and “Forward Currency Contracts” in Putnam High Yield Fund’s annual shareholder report filed on January 26, 2021 were incorrectly labeled “unaudited” due to a typographical error. As noted in the Report of the Independent Registered Public Accounting Firm on page 25 of the annual shareholder report, the independent registered public accounting firm’s audit of the Fund’s financial statements included a review of the Fund’s portfolio, and the independent registered public accounting firm issued an unqualified opinion with respect to that audit.

10.	Comment: The Staff notes that Putnam Global Income Trust and Putnam VT Global Health Care Fund are identified in their respective annual shareholder reports as non-diversified funds; however, each Fund appears to be operating as a diversified fund. With respect to each Fund, if the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response: Both Putnam Global Income Trust and Putnam VT Global Health Care Fund are classified as non-diversified funds but currently operate as diversified funds. We confirm that each Fund has operated as a non-diversified fund within the past three years and, therefore, that neither Fund at present requires shareholder approval to resume operating as a non-diversified fund.

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11.	Comment: The Staff notes that some of the Funds’ annual shareholder reports disclose a trading error. For those Funds that had a trading error during the reporting period, please:
a.	Describe the nature and dollar impact of the trading error;
b.	Describe what, if any, reprocessing was required;
c.	Confirm that any affected shareholders were made whole and reprocessing was accurate; and
d.	Confirm that procedures have been implemented to minimize the recurrence of such type of error.

Response:

a. The trading errors impacting Putnam Diversified Income Trust, Putnam Premier Income Trust, Putnam Master Intermediate Income Trust, Putnam Fixed Income Absolute Return Fund, Putnam Global Income Trust, Putnam Income Fund, and Putnam VT Diversified Income Fund were the result of a portfolio transaction that was effected in the incorrect direction. In response to this error, Putnam Management has reinforced existing controls and procedures with the individuals involved in these transactions.

The trading errors impacting Putnam Dynamic Asset Allocation Balanced Fund, Putnam Dynamic Asset Allocation Conservative Fund and Putnam Dynamic Asset Allocation Growth Fund were the result of a rights instrument held by each Fund expiring worthless due to a process error. In response to this error, Putnam Management has made enhancements to its system for providing notification alerts related to rights elections.

Putnam Management has agreed to reimburse the Funds for trading errors that result in losses to the Funds. The amounts reimbursed with respect to the trading errors described above were Putnam Dynamic Asset Allocation Growth Fund ($19,660), Putnam Dynamic Asset Allocation Conservative Fund ($4,384), Putnam Dynamic Asset Allocation Balanced Fund ($13,476), Putnam Master Intermediate Income Trust ($2,182), Putnam Diversified Income Trust ($6,988), Putnam Fixed Income Absolute Return Fund ($2,862), Putnam Global Income Trust ($1,717), Putnam Income Fund ($5,035) and Putnam VT Diversified Income Fund ($4,863). The occurrence of the trading error, the amount of the reimbursement by Putnam Management, and the impact of the error on the Fund’s return were disclosed in each Fund’s financial statement footnotes in substantially the following form:

“Putnam Management voluntarily reimbursed the fund $[ ] for a trading error which occurred during the reporting period. The effect of the loss incurred and the reimbursement by Putnam Management of such amounts had no material impact on total return.”

b. For each trading error referenced above, Putnam Management determined that no reprocessing of shareholder transactions was required.

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c. As stated in our response in paragraphs (a) and (b) above, Putnam Management reimbursed each affected Fund for the total amount of losses attributable to the trading error and determined that no reprocessing of shareholder transactions was required under the Funds’ Pricing Procedures.

d. Please see our response in paragraph (a) above for information about the remedial measures that Putnam Management has implemented to minimize the recurrence of these trading errors.

12.	Comment: The Staff notes that one or more of the Funds’ annual shareholder reports disclose a compliance violation. For those Funds, please:
a.	Describe the nature of the violation; and
b.	Confirm that procedures have been implemented or enhanced to minimize the recurrence of such type of violation.

Response:

a. An investment compliance exception occurred in connection with the participation by Putnam Diversified Income Trust in the purchase of a new issue of convertible bonds when, per Putnam’s policies, the fund should not have transacted directly with the issuer. As disclosed in Putnam Diversified Income Trust’s annual shareholder report, Putnam Management voluntarily reimbursed the Fund (along with other affected client accounts) for losses attributable to the investment compliance exception.

b. Additional procedures have been added to Putnam Management’s pre-trade compliance review for new issuances to reduce the risk of recurrence.

13.	Comment: The Staff requests confirmation that any other expense item that exceeds 5% of a Fund’s total expenses has been separately identified on the Fund’s statement of operations in accordance with Rule 6-07 of Regulation S-X. This comment applies to the following funds: Putnam Master Intermediate Income Trust, Putnam Money Market Fund, Putnam Mortgage Securities Fund, Putnam Tax Exempt Income Fund, Putnam Government Money Market Fund, Putnam Managed Municipal Income Trust, Putnam Global Income Trust, Putnam Multi-Asset Absolute Return Fund, Putnam Short-Term Municipal Income Fund, Putnam VT Mortgage Securities Fund, Putnam VT Global Health Care Fund, Putnam VT International Equity Fund, Putnam VT Government Money Market Fund, Putnam VT Small Cap Value Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Focused International Equity Fund (Putnam VT Global Equity Fund prior to 4/30/21), Putnam Small Cap Value Fund, and Putnam Floating Rate Income Fund.

Response: With respect to each of the aforementioned Funds, we confirm that there are no other expenses items exceeding 5% of the Fund’s total expenses that should have

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been, but were not, separately identified on the Fund’s statement of operations in accordance with Rule 6-07 of Regulation S-X.

14.	Comment: The Staff notes that the amount of aggregate non-audit fees billed by the Funds’ independent auditor that are reported in Item 4 of Form N-CSR are not consistent across Funds with the same fiscal year end. For example, for the fiscal year ended 12/31/2020, Putnam VT Mortgage Securities Fund reported $620,767 in aggregate non-audit fees and Putnam VT Growth Opportunities Fund reported $618,385 in aggregate non-audit fees. Please explain why the reported fees are different in this example and in any similar circumstances where the fees were reported inconsistently during the applicable reporting periods for the Funds under review.

Response: The aggregate non-audit fees reported in Item 4 of Form N-CSR consist of two parts: 1) Fund-specific fees for tax compliance, tax planning, and tax advice services (“Tax Fees”) incurred during the relevant Fund’s fiscal year and 2) fees billed for non-audit services required to be approved under paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X, the latter of which are presented separately in the Funds’ responses to Item 4 of Form N-CSR. While the amounts reported in Item 4 of Form N-CSR for fees required to be pre-approved under paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X are consistent across Funds with a given fiscal year end, the Tax Fees reported in Item 4 will be specific to a given Fund, which can create differences in the aggregate non-audit fees reported, as is the case with Funds identified in the Staff’s comment.

I believe this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Counsel

Putnam Management

cc: James E. Thomas, Esq., Ropes & Gray LLP

      Peter T. Fariel, Esq., Putnam Management

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